June 20, 2014

CONFIDENTIAL SUBMISSION

VIA EDGARLink

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:                             Forward Pharma A/S

Confidential Draft Registration Statement on Form F-1; Submission #2

Originally submitted on April 9, 2014

CIK No. 0001604924

Ladies and Gentlemen:

Forward Pharma A/S (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to the Registrant dated May 6, 2014.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission #2 (“Submission #2”) of the registration statement on Form F-1 (the “Registration Statement”) as confidentially submitted to the Commission, marked against Confidential Submission #1 of the Registration Statement as confidentially submitted to the Commission on April 9, 2014. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  All page number references contained in the Registrant’s responses below correspond to the page numbers of the marked copy of Submission #2.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Registrant notes the Staff’s comment and will supplementally provide copies of all written communications that the Registrant, or anyone authorized to do so on the Registrant’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act as well as any research reports about the Registrant published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  To date, there have been none so presented, published or distributed.

2.              Please be advised that the Office of International Corporate Finance is performing a concurrent review of your registration statement. We will issue comments resulting from that review, if any, once it is complete.

Response: The Registrant acknowledges that additional comments may be forthcoming.

Prospectus Summary Our company, page 1

3.              Please explain what matrix technology is and distinguish it from delayed release technology.

Response: In response to the Staff’s comment, the Registrant has added detail on the erosion matrix technology in the Summary section and the section entitled “Business - Mode of Action of DMF and our Proprietary Formulation — Formulation and clinical profile of FP187” on pages 6 and 80.

4.              Please define the term “up-titration schedules.”

Response: In response to the Staff’s comment, the Registrant has defined “up-titration schedules” on pages 1 and 75.

5.              Where you summarize your intellectual property portfolio, please explain the following:

•                  What opposition proceedings mean;

•                  What it means for a patent to be found “allowable;” and

•                  What an interference proceeding is.

Response: In response to the Staff’s comment, the Registrant has explained: (i) the meaning of “opposition proceedings”, (ii) what it means for a patent to be found “allowable”, and (iii) what an “interference proceeding” is. See pages 1, 2, 75 and 76.

6.              Please explain the key secondary endpoint of sustained accumulation of disability and how it will be measured in your Phase 3 trial of FP187.

Response: In response to the Staff’s comment, the Registrant has expanded upon and explained the key secondary endpoint of EDSS and sustained accumulation of disability and how it is expected to be measured in the Phase 3 trial of FP187. See pages 2 and 76.

7.              Please explain what being designated as the “so-called senior party” means in the course of obtaining patent protection for the method of treating MS using about a 480 mg daily dose of DMF.

Response: In response to the Staff’s comment, the Registrant has explained what it means to be designated the “so-called senior party”. See pages 2 and 76.

Mode of action, page 4

8.              Please define the side effect of flushing relating to sudden plasma peaks of MMF.

Response: In response to the Staff’s comment, the Registrant has described the side-effect of flushing. See pages 6 and 80.

Formulation and clinical profile of FP187, page 5

9.              Please briefly discuss DMF’s side effects. In addition, please identify any serious adverse events that have occurred in prior clinical trials for DMF have been determined to be attributable to administration of DMF.

Response: In response to the Staff’s comment, the Registrant has described the well known side effects of dimethyl fumarate and disclosed the side effects and serious adverse events that were reported during the Registrant’s trials for FP187.  See pages 6, 24 and 80.

Risks associated with our business, page 5

10.       Please include a bullet point that references the risk you face resulting from the occurrence of serious adverse events in clinical trials. Please also include a brief summary of such events, the frequency with which they occurred in prior trials and whether they were determined to be related to administration of FP187.

Response: In response to the Staff’s comment, the Registrant has included a bullet point in the Summary section referencing risks associated with the occurrence of serious adverse events in clinical trials. The Registrant has also added a description of the serious adverse events experienced in its clinical trials for FP187 to date in the Risk Factor entitled “If serious adverse, undesirable or unacceptable side effects are identified during the development or commercialization of FP187, we or our collaboration partners may need to abandon or limit development or commercialization of FP187.” See pages 7 and 24.

11.       In your seventh bullet point, please note that your independent registered public accounting firm has included a going concern paragraph in its report to you.

Response: In response to the Staff’s comment, the Registrant has noted in the relevant bullet point that its independent auditors have included a going concern paragraph in their audit opinion. See page 7.

12.       In your ninth bullet point, you state that your accumulated deficit as of the end of 2013 is $53.1 million and elsewhere in your disclosure you cite a deficit of $51.9 million. Please resolve this discrepancy.

Response: In response to the Staff’s comment, the Registrant has corrected the figure to read $51.9 million. See page 8.

Risk Factors

Risks Related to Intellectual Property

“Biogen may initiate legal proceedings alleging that we are infringing its intellectual property...,” page 13

13.       We note your reference in this risk factor to various patent numbers representing patents held by Biogen which could impact your commercial efforts with respect to FP187. Please include a brief description of the intellectual property underlying Biogen’s patents.

Response: In response to the Staff’s comment, the Registrant has added a description of Biogen’s patents and patent applications in the applicable Risk Factor.  See page 17.

Risks Related to Our Business and Industry

“Changes in patent laws or patent jurisprudence could diminish the value of patents in general . .  .,” page 16

14.       Please briefly describe the ways in which the U.S. patent system has been changed by the America Invents Act and provide examples of U.S. Supreme Court decisions that have narrowed the scope of patent protection or weakened the rights of patent owners.

Response: In response to the Staff’s comment, the Registrant has added a summary of the key changes to the U.S. patent system under the American Invents Act and examples of U.S. Supreme Court decisions that narrow the scope of patent protection and impose restrictions on the enforcement of patents against third parties in the applicable Risk Factor.  See pages 20 and 21.

“The FDA and/or the EMA/ EC may determine that our proposed single Phase 3 trial for the use of FP187 for the treatment of RRMS...,” page 18

15.       We note your disclosure that you will likely be required to demonstrate “robust statistical significance of the superiority of FP187 to the active comparator drug” in your impending Phase 3 trials for FP187. Please clarify the type of response that would signify “robust statistical significance” and how it differs from typical measures of statistical significance.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the applicable Risk Factor to clarify the statistical level of significance that the Registrant currently expects that the FDA will require.  See page 24.

“If serious adverse, undesirable or unacceptable side effects are identified during the development and commercialization of FP187 . . .,” page 19

16.       Please identify here and on page 64 of your Business discussion the seven serious adverse events that were reported in your Phase 2 trials and the two which were considered possibly related to the study. Please also highlight the frequency with which these events occurred among the participants in your clinical trials.

Response: In response to the Staff’s comment, the Registrant has provided a discussion of the seven serious adverse events in the relevant Risk Factor and in the Business section. Each of the seven SAE’s only occurred once. See pages 6, 25 and 80.

“We may become exposed to costly and damaging liability claims...,” page 20

17.       Please identify the amount of product liability coverage you currently maintain.

Response: In response to the Staff’s comment, the Registrant has described that currently $2 million of product liability coverage is maintained.  See page 27.

Use of Proceeds, page 40

18.       Please separate the amount of net proceeds you intend to allocate to executing your pre-clinical program from the remainder to be to be used for working capital and general corporate purposes. Please also include this information in your discussion of the use of proceeds in the prospectus summary.

Response: In response to the Staff’s comment, the Registrant has separated amounts expected to be used in executing its pre-clinical program from amounts to be used for working capital and general corporate purposes.  See page 50.

19.       Please revise your disclosure to indicate how far in the clinical development process for FP187 for the treatment of RRMS and psoriasis, respectively, you anticipate that the proceeds of the offering will allow you to progress.

Response: The Registrant believes it cannot project with any degree of comfort how far the proceeds of the offering will allow the Registrant to progress for the clinical development of FP187 for the treatment of RRMS and psoriasis. The Registrant’s operating costs are subject to a number of factors and risks as described in the “Risk Factors” section, the occurrence of one or any number of which could impact the costs associated with the clinical development of FP187. Therefore, the Registrant believes the inclusion of projections in the Registration Statement on how far in the clinical development process for FP187 the proceeds from the offering would allow the Registrant to progress would be potentially misleading or confusing to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Costs, page 47

20.       You state on page 49 that the increase in research and development costs related to the re-initiation in 2013 of a number of development activities within both pharmaceutical and clinical development. Please revise your disclosure to disclose the costs incurred during each period presented and to date for each of your research and development projects. If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project and provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of your projects.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to detail costs incurred during each period presented and to date for each of its research and development projects.  See page 63.

Results of Operations

Comparison of the years ended December 31, 2013 and 2012

Finance costs for the years ended December 31, 2013 and 2012, page 50

21.       You disclose that finance costs associated with the shareholder warrants are calculated by multiplying the number of shares underlying the outstanding shareholder warrants by the fair value of such shares, and subtracting the applicable exercise price. Please explain to us how this methodology represents the determination of fair value as it appears to be an intrinsic value and revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Registrant has corrected the disclosure to note that an Option Pricing Model is employed.  See page 63.

Critical Accounting Policies Valuation of Shares, page 53

22.       Regarding your use of a discounted cash flow model, please tell us the facts and circumstances under each probability scenario that explains why the probabilities used are reasonable.

Response:

We applied the following probabilities (%) for 2013 and 2012, respectively:

	2013	2012
Likelihood of exploiting intellectual property	30%	25%
Likelihood of obtaining regulatory approval	50%	50%
Likelihood of commercial success	40%	35%

Regarding the likelihood of exploiting our intellectual property, the 2012 probability was determined to be 25% based on our belief that certain of our patents were beginning to be allowed but that it was still quite early in the process and uncertainty remained.  Our review considered whether our patents had been granted or were pending, whether oppositions had been filed by our competitors, the probability of our competitors being issued new patents, and the probability of our patents and patent applications meeting opposition within the USPTO, EPO or the courts. By 2013, with more of our patent applications beginning to be allowed, we decided to make a modest positive adjustment to 30%, which we consider to be appropriate given the continued level of uncertainty.

With respect to the likelihood of obtaining regulatory approval, the 2012 probability was determined to be 50% based on our discussions with German regulators and general understanding of the regulatory requirements to advance a DMF-based drug candidate, as well as probability of successful data generation in our clinical trials, the likelihood of our ability to recruit trial patients and the probability of regulatory authorities requiring additional work from us.  We maintained the same 50% probability of success in 2013 based on our August 2013 meeting with the FDA and subsequent November 2013 EMA discussions, which reinforced for us that our regulatory approach appeared to be sound.

With respect to the likelihood of obtaining commercial success, the 2012 probability was determined to be 35% based on our belief that we had been advancing DMF as a possible drug candidate for almost eight years and had completed a Phase 2 study of FP187, the probability of a successful launch, the likelihood of success as a second market entrant of a DMF-based drug behind Biogen, and the probability of so-called off label use of other cheaper DMF containing drug products.  We increased the probability of success to 40% in 2013 due to advances made year over year with respect to our intellectual property.

23.       Please tell us your basis that supports using the current value method to determine your value per share at January 19, 2013 and December 31, 2013. It appears that this method is only appropriate when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent or when an enterprise is at an early stage of its development.

Response:

The Company acknowledges the Staff’s comment. We have considered application of the option pricing method and the probability weighted expected return method and concluded that it is unlikely that application of either of these methods will yield significantly different results to the valuation of the Class A shares compared to the current value method applied.

Under the current value method it is assumed that the value of the company will not fall below $27 million, the threshold level for the Class B preferred share liquidation preference. The economic interest of holders of Class B shares in Forward Pharma A/S amounted to less than 3% of the total value of the company on a current value and fully diluted basis as of both January 19 and December 31, 2013. This will by nature limit the dynamic effect on the allocation of value between Class A and Class B shares significantly. To test this assumption further, we have simulated the potential future value of the company by use of Monte Carlo simulation as of the respective measurement dates, January 19, 2013 (the date of issuance of the first Class B shares and a capital commitment by the investors to subscribe for the remaining Class B shares issued to date) and December 31, 2013. Our calculation is based on 10,000 random numbers, a one year simulation period and volatility based on the peer group used as the basis for the warrant valuation for a one year measurement period with daily observations and a US government risk free rate.  The simulation demonstrates the probability of the value of the company being below the preferred share preference threshold and hence result in the change in the value of the company not being allocated between Class A and Class B shares on a pro rata basis.  The results of the simulation are as follows:

Measurement date	Value of the Company	Percentage of paths in which the value is below the threshold
January 19, 2013	$290 million	4.9%
December 31, 2013	$424 million	3.0%

The simulation indicates there is a very low probability (4.9% and 3.0% as of January 19, 2013 and December 31, 2013, respectively) of the value of the company being below the preferred share preference threshold, supporting the application of the current value method.

Further, the Class B shares were issued a short time after the shareholders had granted an exit mandate to one of the shareholders, i.e. trade sale, IPO or otherwise with an expectation of completing a transaction by the end of 2016.

Consequently, as of January 19 and December 31, 2013, there was a valid expectation that an exit event would take place in the near future, and no later than the end of 2016. An exit event would result in settlement of the preference, either through payment of liquidation proceeds in case of sale of the company or through conversion to Class A shares with a resulting compensation in the form of additional Class A shares in exchange for the surrender of the preference right.

Therefore we expected that as of the respective measurement dates, a settlement of the liquidation preference would take place in the near term, the impact being similar to a liquidation.

Hence, we find application of the current value method is appropriate at January 19, 2013 and December 31, 2013 due to the low probability of the value of the company falling below the preferred shares liquidation preference threshold level of $27 million and the likelihood that a settlement of the Class B share preference would take place in the near term.

24.       Please tell us your basis to support the 12% and 10.9% discount rate and the 25% marketability discount used in your valuations.

Response: Below sets forth the methodology for estimating the various input variables.

We find the estimated WACC of 12.0% and 10.9% at December 31, 2012 and 2013 to be reasonable based on our professional experience. In our view the level is in alignment with the return required by market participants within this industry considering its high risk profile. The increase from 2012 to 2013 arises from an increase in the risk free interest rate.

Below sets forth the methodology for estimating the most significant input variables:

Risk free rate: we applied the yield of a US 20-year government bond. We applied a US rate because the main currency in respect of expected cash flows is the US Dollar.

Equity market risk premium: we applied a premium of 5% based on an annual survey of practitioners in the Danish market.

Unlevered beta: we based this on data from a published study, we applied an unlevered beta of 1.03 for the industry global biotech.

Capital structure: A target capital structure based on a study for the Industry Group global biotech was applied.

Company specific risk premium: an additional risk premium of 3% was applied to the discount rate. The premium is related to the start-up and go-to-market risks not captured in the beta for established global biotech companies.

A discount for lack of marketability, or DLOM, of 25% and 25%, as of December 31, 2012 and December 31, 2013, respectively, was applied to reflect the increased risk arising from the inability to readily sell our shares.  We based this figure on a study of P/E multiples from public and private transactions and our professional experience.

We believe that the applied discount of 25% as of the respective valuation dates is a balanced assumption. We acknowledge that DLOM in some transactions is well below this level. On the other hand, we have experienced discounts well above this level.  We notice that low value of a company in absolute terms will all other things being equal result in a higher DLOM. The valuation range of $350 million - $500 million before DLOM indicates that the DLOM should not be in the low end of DLOM’s applied on actual transactions.

25.       Please revise your disclosure to highlight that:

•                  Your estimates of the fair value of your ordinary shares are highly complex and subjective; and

•                  You will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to highlight that estimates of the fair value of its ordinary shares are highly complex and subjective, and that the Registrant will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once the shares begin trading. See pages 70 and 71.

26.       Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard. We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to describe additional equity issuances made subsequent to the latest balance sheet date. See page 72.

Business

Mode of Action of DMF and our Proprietary Formulation, page 60 Clinical Development Summary, page 61

27.       In your discussion of the efficacy of your Phase 2 clinical trials for FP187 please state the p-value that represented statistical significance for each dose group.

Response: In response to the Staff’s comment, the Registrant has clarified that the p-value evidencing statistical significance is less than 0.05. See page 84.

28.       Please identify the locations in which your early clinical trials for FP187 in RRMS occurred.

Response: In response to the Staff’s comment, the Registrant has revised the table on page 82 to indicate the locations for each of the trials in the psoriasis indication. The Registrant has also stated that no trials have been carried out in MS patients with FP187. See page 76.

29.       Where you discuss your planned Phase 3 clinical trial for psoriasis to be conducted in the United States, please indicate whether you have filed, and if not when you intend to file, an Investigational New Drug Application for FP187 for that indication.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 87 to indicate that an IND for the use of FP187 for the treatment of psoriasis was previously filed and to provide details around the Registrant’s correspondence with the FDA in respect of FP187 for the treatment of psoriasis.

30.       Please revise your disclosure to identify the number of individuals afflicted with RRMS worldwide representing your potential patient population for FP187.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 to include the estimated number of individuals afflicted with RRMS worldwide.

Manufacturing, page 68  Material Agreements

Aditech agreements, page 69

31.       With respect to your patent license agreement with Aditech Pharma AB, please provide the following information:

•                  Whether the license is exclusive;

•                  The duration of your agreement; and

•                  The circumstances in which your agreement can be terminated.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 90 to make clear that the agreement with Aditech is not technically a license and that it exclusively transferred to the Registrant Aditech’s patent rights, to detail the duration of the agreement and to describe the circumstances in which the agreement can be terminated.

Principal Shareholders, page 88

32.       In a footnote, please identify the individual(s) who has voting and/or investment power over the shares held by BML Healthcare I, LP.

Response: In response to the Staff’s comment, the Registrant has added a footnote on page 114 to note that Mr. Torsten Goesch has full voting and investment power over the shares held by BML Healthcare I, L.P.

Financial Statements

Note 1.1 Accounting Policies

First-time adoption of IFRS, page F-9

33.       Please tell us why you do not provide the reconciliations required by paragraph 24 of IFRS 1 and reference for us the relevant authoritative literature you rely upon to support your position. In your response, please tell us your consideration of IFRS 1 Implementation Guidance paragraph 27. In addition, please tell us how your disclosure complies with paragraph 23 of IFRS 1 with regards to explaining how the transition from previous GAAP to IFRSs affected your reported financial position, financial performance and cash flows.

Response: According to paragraph 23 of IFRS 1, an entity shall explain how the transition from previous generally accepted accounting principles to IFRS affected its reported financial position, financial performance and cash flows.  In our view, BC 91 to IFRS 1 makes it clear that the disclosure requirement relates to published financial information only.  Historically, the Group has not been required to publish consolidated financial statements under local Danish GAAP, and it has not prepared or published such consolidated financial statements voluntarily.  Therefore, an explanation of how the transition to IFRS affected the entity’s reported financial position, performance and cash flows, in accordance with paragraph

23 of IFRS 1, cannot be presented, because relevant comparative information under the entity’s previous GAAP does not exist.

Based on the foregoing, we have not presented reconciliations to previous GAAP.

Additionally, in respect of paragraph 27 of the implementation guidance of IFRS 1 we can confirm that we have complied with those provisions on consolidation of the subsidiary.

Note 2.5 Share-based payment, page F-18

34.       Please reconcile your discussion related to warrants with the table presented after the discussion. For instance, the discussion indicates that no warrants were cancelled in the year ended December 31, 2012 however the table indicates that 35,500 warrants expired in the year ended December 31, 2012.

Response: In response to the Staff’s comment, the Registrant has corrected the language on page F-18.

Exhibits, page II-2

35.       We note your disclosure that you are dependent on single contractual relationships with your suppliers of DMF and your DMF tablets and that you have not yet found alternatives or supplementary sources of production for these supplies. As such, it appears that you may be substantially dependent on these agreements such that they should be filed as exhibits under Item 601(b)(10)(ii)(b) of Regulation S-K. In the alternative, please provide an analysis as to why you are not required to file these agreements as exhibits.

Response: The Registrant’s contractual arrangements with its suppliers of DMF or DMF tablets do not provide for an obligation on the part of either the Registrant or such supplier to purchase or provide a fixed or minimum value of services and do not fix the price at which the DMF or tablets will be manufactured or supplied.  Rather, the agreements set out the procedures governing the manufacture and supply of the DMF or the tablets, respectively.  The Registrant does not believe such contractual arrangements are material or relevant to investors in their investment decisions. Each purchase of DMF or tablets is effectuated pursuant to individual, one-off work orders. As a result, the Registrant does not believe such arrangements would be deemed material contracts for the purposes of Item 601(b)(10)(ii)(b). The Registrant has corrected on page 37 the nature of its relationship with its suppliers and has disclosed that the purchases are made pursuant to work orders.

*****

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	Forward Pharma A/S
Peder Møller Andersen

K&L Gates LLP
David B. Allen
David C. Lee

Dechert LLP
Wayne J. Rapozo